Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

Resolute Energy Corporation

Ratio of Earning to Fixed Charges

(in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	(764,633)	(25,990)	(178,485)	29,857	48,355
Fixed charges, excluding capitalized interest	67,384	35,845	33,499	18,758	6,012
Earnings	(697,249)	9,855	(144,986)	48,615	54,367
Fixed charges:
Interest expense, including capitalized interest	70,345	46,429	47,832	22,094	5,145
Estimate of interest within rental expense	3,026	4,356	4,198	3,235	2,167
Fixed charges	73,371	50,785	52,030	25,329	7,312
Ratio of earnings to fixed charges	(a)	(a)	(a)	1.9	7.4

(a)

Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $770.6 million, $40.9 million and $197 million for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.